Exhibit 99.1

dLocal Reports 2023 Second Quarter Financial Results

Second Quarter 2023

US$4.4 billion Total Payment Volume, up 80% year-over-year and 22% quarter-over-quarter

Revenue of US$161 million, up 59% year-over-year and 17% quarter-over-quarter

148% Net Revenue Retention Rate

Gross Profit of US$71 million, up 43% year-over-year and 14% quarter-over-quarter

Adjusted EBITDA of US$52 million, up 36% year-over-year and 14% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay August 15th, 2023 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the second quarter ended June 30, 2023.

“We delivered another quarter of outstanding results, with double-digit growth across all parameters, compared to last year as well as the previous quarter. Our performance demonstrates the distinctive advantages of our business, from our cutting-edge technology and broad and well-diversified geographic reach to our excellent sales execution and vast market opportunity. We scale focused on long-term profitable growth, and on our unwavering commitment to our customers: building the best payments ecosystem across emerging markets based on our One dLocal model, simplifying complexities for the merchants we serve.

Our merchants recognize the value we add to their business, propelling our growth alongside theirs. During the quarter we experienced strong traction with our platform solution, in particular from marketplaces. Local-to-local volume also increased significantly, reflecting the success and robustness of this solution. Geographically, we witnessed strong growth in Brazil. This high growth in a large and competitive geography such as Brazil underscores the quality of our solution as we continue to gain market share. Brazil is our first market back in 2016 and still presents attractive growth opportunities. Africa and Asia also grew strongly, and we are excited to see certain smaller markets growing at triple-digit rates.

We are very proud of our half year results and we reaffirm our guidance for the year of revenue between US$620 and US$640 million and Adjusted EBITDA between US$200 and US$220 million. We are clearly trading towards the higher end of that guidance in terms of revenue, but prefer to take a conservative approach given the macro environment. Specific changes of circumstances such as the devaluation of the Nigerian Naira affect our revenue number, but not our gross profit. The annual guidance we have provided accounts for close to 50% year-on-year growth at best in class margins. This would be a great outcome for our 2023 results and testament to the resilience and well-diversified business we are building. We reiterate our mid-term guidance of 25%-35% gross profit CAGR and Adjusted EBITDA over gross profit >75%, which are best in class metrics.

In other news, we are delighted to welcome Pedro Arnt as co-CEO. dLocal has a huge opportunity ahead and I am excited about joining forces with Pedro to steer dLocal's next chapter together. The entire dLocal team, and me personally, remain dedicated to scaling the business further, fortifying our position as the emerging markets payments leader, and delivering lasting value for our merchants, consumers, partners and shareholders,” said Sebastian Kanovich, co-CEO of dLocal.

Second quarter 2023 Financial Highlights

•
Total Payment Volume (“TPV”) reached a record US$4.4 billion in the second quarter, up 80% year-over-year compared to US$2.4 billion in the second quarter of 2022 and up 22% compared to US$3.6 billion in the first quarter of 2023.
•
Revenues amounted to US$161.1 million, up 59% year-over-year compared to US$101.2 million in the second quarter of 2022 and up 17% compared to US$137.3 million in the first quarter of 2023.
•
Gross profit was US$70.8 million in the second quarter of 2023, up 43% year-over-year compared to US$49.6 million in the second quarter of 2022 and up 14% compared to US$61.8 million in the first quarter of 2023.
•
Gross profit margin was 44% in this quarter, compared to 49% in the second quarter of 2022 and 45% in the first quarter of 2023. Gross profit margin was positively impacted by changes in merchant mix, particularly in Brazil. This was offset by a higher share of pay-ins and local-to-local volume and lower share of revenues in Argentina.
•
Gross profit over TPV remained almost unchanged quarter-over-quarter, slightly decreasing from 1.7% in the first quarter of 2023 to 1.6% in the second quarter of 2023 and decreasing from 2.0% in the second quarter of 2022 mainly due to business mix.

•
Adjusted EBITDA was US$52.0 million in the second quarter of 2023, up 36% year-over-year compared to US$38.2 million in the second quarter of 2022 and up 14% compared to US$45.5 million in the first quarter of 2023.
•
Adjusted EBITDA margin was 32% in the second quarter of 2023, compared to 38% in the second quarter of 2022 and 33% in the first quarter of 2023. EBITDA margin varied in line with gross profit margin.
•
Adjusted EBITDA over gross profit remained best in class at 74% in the second quarter of 2023, compared to 74% in the first quarter of 2023 and compared to 77% a year ago.
•
Net financial income was US$7.5 million, up from US$1.4 million in the first quarter of 2023 and US$0.3 million in the second quarter of 2022. These results were driven by an increase in the funds held in interest bearing accounts and money markets partially offset by the financial cost of hedges across the markets.
•
Effective income tax rate was 16% in the second quarter of 2023 compared to 12% in the second quarter of 2022 and 11% in the first quarter of 2023 driven by a higher share of profits in local markets, as a result of higher local-to-local volume and higher financial gains.
•
Profit for the second quarter of 2023 was US$44.8 million, or US$0.15 per diluted share, up 46% compared to a profit of US$30.7 million, or US$0.10 per diluted share, for the second quarter of 2022 and up 26% compared to a profit of US$35.5 million, or US$0.11 per diluted share for the first quarter of 2023.
•
As of June 30, 2023, dLocal had US$549.4 million in cash and cash equivalents, including US$176.7 million of own funds and US$372.7 million of merchants’ funds. The consolidated cash position increased by US$95.4 million from US$454.0 million as of June 30, 2022. When compared to the US$517.9 million cash position as of March 31, 2023, it increased by US$31.5 million. During the second quarter of 2023, US$61.0 million of own funds were used to buy back the company’s own shares completing the US$100 million Share Buyback Program announced in December 2022. In addition, during the quarter we invested US$48 million dollars of our own funds in Argentine dollar-linked treasury bonds maturing in 2024.

The following table summarizes our key performance metrics:

	Three months ended 30 of June			Six months ended 30 of June
	2023	2022	% change	2023	2022	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	4,373	2,433	80%	7,948	4,537	75%
Revenue	161.1	101.2	59%	298.4	188.6	58%
Gross Profit	70.8	49.6	43%	132.6	93.2	42%
Gross Profit margin	44%	49%	-5p.p	44%	49%	-5p.p
Adjusted EBITDA	52.0	38.2	36%	97.5	71.0	37%
Adjusted EBITDA margin	32%	38%	-5p.p	33%	38%	-5p.p
Adjusted EBITDA/Gross Profit	74%	77%	-3p.p	74%	76%	-3p.p

Profit	44.8	30.7	46%	80.2	57.0	41%
Profit margin	28%	30%	-3p.p	27%	30%	-3p.p

Second quarter 2023 Business Highlights

•
During the second quarter of 2023, pay-ins TPV increased by 70% year-over-year and 27% quarter-over-quarter to US$3.2 billion, accounting for 73% of the TPV.
•
Pay-outs TPV increased by 114% year-over-year and 10% quarter-over-quarter to US$1.2 billion, accounting for the remaining 27% of the TPV.
•
Cross-border TPV increased by 49% year-over-year and 13% quarter-over-quarter to US$2.2 billion. Cross-border volume accounted for 51% of the TPV in the second quarter of 2023.
•
Local-to-local TPV increased by 128% year-over-year and 33% quarter-over-quarter to US$2.2 billion. Local-to-local volume accounted for 49% of the TPV in the second quarter of 2023. The increase in local-to-local volume was mainly driven by merchants from commerce, advertising and ride-hailing verticals.
•
Revenue increased across all regions during the quarter. LatAm grew 45% compared to the second quarter of 2022 and 29% quarter-over-quarter to US$126.9 million, accounting for 79% of total revenue. In the second quarter of 2023, we experienced very strong revenue growth in Brazil increasing 99% year-over-year and 81% quarter-over-quarter. Recent growth has been mainly led by merchants in the commerce, advertising and streaming verticals.
•
Africa and Asia revenue grew by 152% year-over-year and decreased 12% quarter-over-quarter to US$34.3 million, accounting for the remaining 21% of total revenue, compared to 13% in the second quarter of 2022. Revenues in the second quarter of 2023 were impacted by the devaluation of the Nigerian Naira. In mid June, the Nigerian government implemented a free-floating policy for its local currency, the Nigerian Naira, leading to the depreciation of the local currency. Nigeria revenues increased by 353% year-over-year while decreasing by 24% quarter-over-quarter. Excluding Nigeria, revenues increased by 52% year-over-year and by 15% quarter-over-quarter in Africa and Asia showing the strength of our geographic diversification and the continued growth across Africa and Asia.
•
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased from US$101.2 million in the second quarter of 2022 to US$149.9 million. The net revenue retention rate, or NRR, in the second quarter of 2023 reached 148%.
•
Revenue from New Merchants was US$11.2 million in the second quarter of 2023.

The table below presents a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June
	2023	% share	2022	% share	2023	% share	2022	% share
Pay-ins	3,190	73%	1,881	77%	5,693	72%	3,525	78%
Pay-outs	1,184	27%	552	23%	2,255	28%	1,012	22%
Total TPV	4,373	100%	2,433	100%	7,948	100%	4,537	100%

In millions of US$ except for %	Three months ended 30 of June				Six months ended 30 of June
	2023	% share	2022	% share	2023	% share	2022	% share
Cross-border	2,219	51%	1,487	61%	4,179	53%	2,788	61%
Local-to-local	2,154	49%	946	39%	3,769	47%	1,749	39%
Total TPV	4,373	100%	2,433	100%	7,948	100%	4,537	100%

The table below presents a breakdown of dLocal’s revenue by geography:

In thousands of US$ except for %	Three months ended 30 of June				Six months ended 30 of June
	2023	% share	2022	% share	2023	% share	2022	% share
Latin America	126.9	79%	87.6	87%	225.1	75%	165.2	88%
Brazil	41.2	26%	20.7	20%	64.0	21%	38.8	21%
Argentina	20.7	13%	23.2	23%	40.7	14%	44.2	23%
Mexico	28.3	18%	16.0	16%	51.0	17%	28.9	15%
Chile	14.2	9%	12.7	13%	28.4	10%	24.8	13%
Other LatAm	22.5	14%	15.0	15%	41.0	14%	28.4	15%

Africa & Asia	34.3	21%	13.6	13%	73.3	25%	23.5	12%
Nigeria	20.4	13%	4.5	4%	47.3	16%	6.1	3%
Other Africa & Asia	13.9	9%	9.1	9%	26.0	9%	17.3	9%

Total Revenue	161.1	100%	101.2	100%	298.4	100%	188.6	100%

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

In thousands of US$	Three months ended 30 of June		Six months ended 30 of June
	2023	2022	2023	2022
Profit for the period	44,791	30,722	80,241	56,995
Income tax expense	8,774	4,151	13,055	5,364
Depreciation and amortization	2,869	1,857	5,384	3,580
Finance income and costs, net	(7,459)	(253)	(8,850)	1,040
Share-based payment non-cash charges	1,421	1,241	3,750	3,275
Secondary offering expenses¹	-	-	-	89
Impairment loss / (gain) on financial assets	(21)	(7)	30	(82)
Inflation adjustment	1,661	472	2,680	778
Other non-recurring costs²	-	-	1,229	-
Adjusted EBITDA	52,036	38,183	97,519	71,039

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

1 Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. 2 It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months and six-month periods ended June 30, 2023 and 2022.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended 30 of June		Six months ended 30 of June
	2023	2022	2023	2022
Profit attributable to common shareholders (in thousands of US$)	44,697	30,572	80,141	56,864
Weighted average number of common shares	291,700,873	295,393,168	293,403,907	295,219,928
Adjustments for calculation of diluted earnings per share	16,160,368	17,599,775	16,358,508	17,619,241
Weighted average number of common shares for calculating diluted earnings per share	307,861,241	312,992,943	309,762,415	312,839,169
Basic earnings per share	0.15	0.10	0.27	0.19
Diluted earnings per share	0.15	0.10	0.26	0.18

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited.

Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on August 16th, 2023 at 8:00 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

dLocal Limited

Certain financial information

Consolidated Condensed Statements of Comprehensive Income for the for the three-month and six-month period ended June 30, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended 30 of June		Six months ended 30 of June
	2023	2022	2023	2022

Revenues	161,138	101,180	298,425	188,633
Cost of services	(90,378)	(51,541)	(165,828)	(95,440)
Gross profit	70,760	49,639	132,597	93,193

Technology and development expenses	(2,640)	(1,643)	(4,930)	(3,049)
Sales and marketing expenses	(3,106)	(3,128)	(7,963)	(5,972)
General and administrative expenses	(17,268)	(9,095)	(32,548)	(19,389)
Impairment (loss)/gain on financial assets	21	7	(30)	82
Other operating (loss)/gain	-	(688)	-	(688)
Operating profit	47,767	35,092	87,126	64,177
Finance income	18,878	5,530	25,866	5,536
Finance costs	(11,419)	(5,277)	(17,016)	(6,576)
Inflation adjustment	(1,661)	(472)	(2,680)	(778)
Other results	5,798	(219)	6,170	(1,818)
Profit before income tax	53,565	34,873	93,296	62,359
Income tax expense	(8,774)	(4,151)	(13,055)	(5,364)
Profit for the period	44,791	30,722	80,241	56,995

Profit attributable to:
Owners of the Group	44,697	30,572	80,141	56,864
Non-controlling interest	94	150	100	131
Profit for the period	44,791	30,722	80,241	56,995

Earnings per share (in USD)
Basic Earnings per share	0.15	0.10	0.27	0.19
Diluted Earnings per share	0.15	0.10	0.26	0.18

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	1,675	(1,245)	3,163	(83)
Other comprehensive income for the period	1,675	(1,245)	3,163	(83)
Total comprehensive income for the period	46,466	29,477	83,404	56,912

Total comprehensive income for the period
Owners of the Group	46,371	29,327	83,305	56,781
Non-controlling interest	95	150	99	131
Total comprehensive income for the period	46,466	29,477	83,404	56,912

dLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Financial Position as of June 30, 2023 and December 31, 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	30 of June, 2023	31 of December, 2022
ASSETS
Current Assets
Cash and cash equivalents	549,386	468,092
Financial assets at fair value through profit or loss	51,565	1,295
Trade and other receivables	299,802	240,446
Derivative financial instruments	1,200	1,206
Other assets	44,632	56,789
Total Current Assets	946,585	767,828

Non-Current Assets
Deferred tax assets	809	362
Property, plant and equipment	2,780	2,734
Right-of-use assets	3,694	3,934
Intangible assets	54,920	51,443
Total Non-Current Assets	62,203	58,473
TOTAL ASSETS	1,008,788	826,301

LIABILITIES
Current Liabilities
Trade and other payables	598,013	407,874
Lease liabilities	675	686
Tax liabilities	12,856	11,695
Derivative financial instruments	838	544
Provisions	916	1,473
Total Current Liabilities	613,298	422,272

Non-Current Liabilities
Deferred tax liabilities	3,200	1,016
Lease liabilities	3,292	3,393
Total Non-Current Liabilities	6,492	4,409
TOTAL LIABILITIES	619,790	426,681

EQUITY
Share Capital	578	592
Share Premium	68,550	164,307
Capital Reserve	17,930	16,185
Other Reserves	(6)	(1,448)
Retained earnings	301,856	219,993
Total Equity Attributable to owners of the Group	388,908	399,629
Non-controlling interest	90	(9)
TOTAL EQUITY	388,998	399,620

dLocal Limited

Certain interim financial information

Consolidated Condensed Statements of Cash flows for three-month and six-month period ended June 30, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended 30 of June		Six months ended 30 of June
	2023	2022	2023	2022
Cash flows from operating activities
Profit before income tax	53,565	34,873	93,296	62,359
Adjustments:
Interest income from financial instruments	(15,313)	(5,530)	(22,212)	(5,536)
Interest charges for lease liabilities	52	15	95	178
Other finance expense	765	967	1,202	937
Finance expense related to derivative financial instruments	4,634	3,607	9,869	4,773
Net exchange differences	3,551	(5,836)	4,082	(4,346)
Fair value loss on financial assets at fair value through profit or loss	(3,565)	-	(3,654)	-
Amortization of Intangible assets	2,492	1,594	4,668	3,016
Depreciation of Property, plant and equipment	212	153	407	341
Amortization of Right-of-use asset	165	110	309	223
Revenue reduction related to prepaid assets	-	53	-	211
Share-based payment expense, net of forfeitures	1,421	1,241	3,750	3,275
Other operating loss/(gain)	-	(18)	-	(18)
Net Impairment loss/(gain) on financial assets	(21)	(7)	30	(82)
	47,957	31,222	91,842	65,331
Changes in working capital
Increase in Trade and other receivables	(50,312)	21,458	(59,386)	(4,742)
Decrease/(increase) in Other assets	(1,597)	(552)	12,157	(693)
Increase in Trade and other payables	148,761	(11,200)	190,139	58,416
Decrease in Tax Liabilities	(2,279)	(4,521)	(3,341)	(4,721)
(Decrease) / Increase in Provisions	(252)	(186)	(557)	(137)
Cash from operating activities	142,278	36,221	230,854	113,454
Income tax paid	(2,774)	(2,605)	(6,816)	(3,928)
Net cash from operating activities	139,504	33,616	224,038	109,526

Cash flows from investing activities
Acquisition of Property, plant and equipment	(608)	(494)	(657)	(574)
Additions of Intangible assets	(4,339)	(2,217)	(8,145)	(4,726)
Acquisitions of financial asset at FVTPL	(48,139)	-	(48,139)	-
Net collections of/investments in financial assets at FVTPL	478	(900)	1,523	(282)
Interest collected from financial instruments	15,155	5,530	21,975	5,536
Net cash provided by / (used in) investing activities	(37,453)	1,919	(33,443)	(46)

Cash flows from financing activities
Repurchase of shares	(61,011)	-	(97,929)	-
Share-options exercise	84	548	153	906
Proceeds from borrowings	-	14,656	-	14,656
Repayment of borrowings	-	(5,364)	-	(5,364)
Interest payments on lease liability	(52)	(15)	(95)	(178)
Principal payments on lease liability	(146)	(55)	(276)	(147)
Finance expense paid related to derivative financial instruments	(9,184)	-	(11,337)	-
Other finance expense paid	(768)	(1,142)	(1,205)	(1,179)
Net cash (used in) / provided by financing activities	(71,077)	8,628	(110,689)	8,694
Net increase in cash flow	30,975	44,163	79,906	118,174

Cash and cash equivalents at the beginning of the period	517,892	410,064	468,092	336,197
Net increase in cash flow	30,975	44,163	79,906	118,174
Effects of exchange rate changes on cash and cash equivalents	519	(242)	1,388	(386)
Cash and cash equivalents at the end of the period	549,386	453,985	549,386	453,985

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal was finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented herein corresponds to dLocal Malta, our predecessor. This reorganization was done, among other reasons, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com